

October 27, 2011

Via E-mail
Hong Bu
Chief Financial Officer, Director
and Principal Financial and Accounting Officer
China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province, People's Republic of China 150025

> **Re: China Kangtai Cactus Bio-tech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011 and Amended April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-33097**

Dear Ms. Bu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K/A (Amendment No. 1)
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Your accounts receivable has increased at a rate faster than sales. For example, days' sales in accounts receivable was 25 days, 55 days, 123 days and 96 days at December 31, 2009, December 31, 2010, March 31, 2011 and June 30, 2011, respectively, based on sales for the respective quarter then ended. Provide us proposed disclosure to be included in future filings explaining why accounts receivable has increased at a rate faster than sales and, if applicable, why collection periods exceed your standard credit terms. Also in your proposed disclosure,

explain why an increase in the allowance for doubtful accounts in line with the increase in accounts receivable was not necessary.

2. Provide us proposed disclosure to be included in future filings that explains the change in sales by disaggregating the change into that caused by changes in quantity sold versus changes in prices of products sold.

Item 9A. Controls And Procedures
Management's Annual Report On Internal Control Over Financial Reporting, page 24

3. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

Please describe the extent of the audit committee's U.S. GAAP knowledge. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Consolidated Statements of Cash Flows, page F-5

4. The $3,747,926 related to other receivables classified as cash used in operating activities in 2009 and cash provided by operating activities in 2010 appears to be related to the disposal of property, plant and equipment (page F-11). Please tell us why the 2009 disposal transaction is not disclosed as a non-cash transaction in accordance with ASC 230-10-50-3 through 6 and why the 2010 collection of the accounts receivable is not classified as an investing activity in accordance with ASC 230-10-45-12.

Note 5 Other Receivables, page F-11

5. On December 19, 2009, you entered into a draft agreement with the Government of Qitaihe City and agreed to give up all the rights acquired from an asset purchase. The forfeiting agreement was signed on January 27, 2010. Tell us why the gain recognized was recorded in 2009 rather than 2010.

Form 10-Q for the Period Ended June 30, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 31

6. Provide us proposed disclosure to be included in future filings that explains *why* inventories increased in the six months ended June 30, 2011 and decreased in the six months ended June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant